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                                                                    EXHIBIT 4.1

          WHEREAS, A. Jerrold Perenchio has offered to contribute shares of Class P Common Stock to the Corporation with a market value of $50.8 million as of the close of business today (the "Shares");

          WHEREAS, such contribution would be in the best interests of the Corporation and its stockholders;

          NOW, THEREFORE, BE IT RESOLVED, that the officers of this Corporation are, and each of them hereby is, authorized to accept from A. Jerrold Perenchio the Shares, which, in accordance with the Corporation's Certificate of Incorporation, will automatically be converted into shares of Class A Common Stock and held in the Corporation's treasury.

          RESOLVED FURTHER, that it is in the best interests of the Corporation and its stockholders for bonuses to be paid to certain employees of the Corporation, the specific individuals and the amount of each bonus to be determined by the Compensation Committee.

          RESOLVED FURTHER, that a portion of each bonus, approximately 30%, shall be paid to each recipient in cash in an amount equal to the minimum withholding tax payable by the Corporation on the aggregate bonus payable to such employee, such tax to be retained by the Corporation and paid directly to the appropriate federal or state taxing authority.

          RESOLVED FURTHER, that the remainder of each bonus, or approximately 70%, shall be paid to the selected employees in shares of Class A Common Stock of the Corporation.

          RESOLVED FURTHER, that these resolutions shall be deemed to be a stock bonus plan for all purposes.

          RESOLVED FURTHER, that the officers of the Corporation are, and each of them hereby is, authorized to file a registration statement on Form S-8 with the Securities and Exchange Commission covering the shares being issued pursuant to these resolutions.

          RESOLVED FURTHER, that the officers of this corporation are, and each of them hereby is, authorized to pay any and all expenses and fees related to the foregoing.

          RESOLVED FURTHER, that the officers of the Corporation be, and each of them hereby is, authorized to take such other actions and to execute such other documents, including any actions or documents required by the New York Stock Exchange, as are necessary or appropriate in order to carry out the intention of the foregoing resolutions, the appropriateness or necessity to be conclusively determined by the taking of such action or the execution of such document.